中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
~~9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

SINGAPORE

82-4033

04010083

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/JL/ac **Exemption No. 33-91910**

16 February 2004

04 FEB 24 AM 7:21

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO CORPORATION (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Date of Announcement	**Description of Announcement**
11 February 2004	Books Closure Date.
11 February 2004	Full Year Financial Statement and Dividend Announcement for the period ended 31 December 2003.

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 2/25

encs

COSCO CORPORATION (SINGAPORE) LIMITED

Books Closure Date

Further to our announcement on the Unaudited Full Year Financial Statement and Dividend Announcement of 11 February 2004, the Board of Directors would like to clarify that the Books Closure Date referred to in Note 11 (d) of the above announcement relates to the dividend of ordinary shares.

The book closure date for the Redeemable Convertible Cumulative Preference Share will be announced at a later date.

Submitted by Mr Ji Hai Sheng, President on 11/02/2004 to the SGX

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO CORPORATION (SINGAPORE) LIMITED

Full Year Financial Statement And Dividend Announcement for the Period Ended 31/12/2003

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) Income Statement for the financial year ended 31 December

	Group		
	S$'000		%
	2003	2002	Change
Turnover	91,942	102,441	(10)
Cost of sales	(56,337)	(75,065)	(25)
Gross profit	35,605	27,376	30
Other operating income	11,197	5,835	92
Distribution costs	(1,273)	(1,161)	10
Administrative expenses	(11,155)	(9,658)	16
Other operating expenses	(10,548)	(2,608)	304
Exceptional items	23	(2,266)	NM
Operating profit	23,849	17,518	36
Net finance costs	(10,780)	(15,220)	(29)
Share of results of associated companies	17,578	4,708	273
Amortisation of goodwill of an associated company	(579)	(530)	9
Profit before tax	30,068	6,476	364
Tax	(4,919)	(1,467)	235
Profit from ordinary activities	25,149	5,009	402
Minority interests	(862)	(1,110)	(22)
Net profit	24,287	3,899	523

(ii) Breakdown and Explanatory Notes to Income Statement

	Group		
	S$'000		%
	2003	2002	Change

Profit before tax is arrived at after (charging)/crediting:			
Investment income	16	30	(47)
Other income including interest income	11,384	6,131	86
Interest on borrowings	(10,808)	(11,695)	(8)
Depreciation and amortisation	(24,132)	(23,279)	4
Provision for doubtful debts and bad debts written off	(1,121)	(101)	1,010
Impairment in value of trading property, completed property and other long-term investments	(9,419)	(2,506)	276
Profit on disposal of property, plant and equipment	46	23	100
Property, plant and equipment written off	(8)	(4)	100
Foreign exchange loss	(176)	(3,851)	(95)
The Group's exceptional items comprise the following:			
Profit/(loss) on disposal of subsidiaries	23	(2,266)	NM
Adjustments for (under)/over provision of tax in respect of prior years:			
Income tax	(1,316)	696	NM
Deferred tax	(344)	(232)	48

NOTES:

NM denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	S$'000		S$'000	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Current assets				
Bank and cash balances	73,222	18,436	53,407	6,598
Fixed deposits with financial institutions	12,902	13,976	0	14
Trade and other receivables [1]	22,672	53,978	2,556	19,779
Short-term investments (2002: net of impairment in value of $351,000)	0	0	0	0
Trading property	615	630	0	0
Completed property	0	38,661	0	0
	109,411	125,681	55,963	26,391
Non-current assets				
Non-trade debtor	864	882	0	0
Loans to related companies [1]	0	22,791	0	22,791
Long-term investments [2]	558	7,706	200	200
Associated companies [3]	69,810	28,229	58,212	25,670
Subsidiaries	0	0	171,053	198,113

Investment properties	30,276	30,427	0	0
Property, plant and equipment	352,774	350,773	473	588
Deferred tax assets	201	494	0	0
	454,483	441,302	229,938	247,362
Total assets	563,894	566,983	285,901	273,753
Current liabilities				
Trade and other payables [3]	56,458	43,824	20,397	1,332
Bank borrowings	35,742	33,643	4,128	1,747
Other term loans	6,614	6,750	0	0
Loans from immediate holding company [4]	0	6,925	0	6,925
Short-term advance from an associated company	500	500	500	500
Short-term advance from a subsidiary	0	0	0	500
Hire purchase creditors	20	20	0	0
Preference shares [6]	440	0	440	0
Current tax	1,519	1,019	616	0
Dividend payable	1	188	1	188
	101,294	92,869	26,082	11,192
Non-current liabilities				
Bank borrowings	140,877	183,123	26,869	45,982
Other term loans	42,989	50,624	0	0
Other long-term creditors and deferred income [5]	4,494	2,473	107	118
Hire purchase creditors	56	77	0	0
Preference shares [6]	0	49,813	0	49,813
Deferred tax liabilities	252	1,108	0	888
	188,668	287,218	26,976	96,801
Total liabilities	289,962	380,087	53,058	107,993
Net assets	273,932	186,896	232,843	165,760
Shareholders' equity				
Share capital [7]	179,647	124,945	179,647	124,945
Reserves	25,780	11,025	27,499	11,712
Retained profits	65,867	48,373	25,697	29,103
Interests of shareholders of Cosco Corporation (Singapore) Limited	271,294	184,343	232,843	165,760
Minority interests	2,638	2,553	0	0
	273,932	186,896	232,843	165,760

NOTES:

[1] The decrease in Trade and other receivables and Loans to related companies was due to the repayment by Calzona Pte Ltd, Johnston Investments Pte Ltd, Revo Technologies Ltd, Cosland (SR) Development Pte Ltd and Cosco Feoso (S) Pte Ltd. These receivables and loans were previously extended to them prior to their disposal by the Group.

[2] The decrease in Long-term investments was due to the disposal of a subsidiary, Revo Technologies Ltd, which held an investment in Cosco Network Ltd.

[3] The increase in Associated companies was due to the acquisition of 40% interest in Cosco (Dalian) Shipyard Co., Ltd in Q3 2003. The purchase consideration of US$18,125,000 (equivalent to S$31,892,000) was to be satisfied by three instalments. The first and second

instalment which amounted to US$10,000,000 (equivalent to S$17,595,000) has been paid on completion of the acquisition. The Company shall pay interest on the outstanding instalment payable of US$8,125,000 (equivalent to S$13,808,000) at an interest rate of LIBOR plus 1% per annum, thus resulting in an increase in Trade and other payables of S$13,808,000.

[4] The decrease in Loans from immediate holding company was due to the repayment of loans in Q1 2003.

[5] The increase in Other Creditors and deferred income was due to deferred income received in Q2 2003 relating to a long-term bareboat charter agreement.

[6] The decrease in Preference shares ("RCCPS") was due to the conversion of RCCPS into ordinary shares in Q3 and Q4 2003. The remaining balance of S$440,000 has to be redeemed or converted by 15 November 2004.

[7] See 1(d) (ii) for details.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 31/12/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
38,248,000	5,068,000	38,667,000	9,171,000

Amount repayable after one year

As at 31/12/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
176,422,000	7,500,000	231,048,000	52,589,000

Details of any collateral

Secured borrowings are secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading properties with net book values totalling S$376,792,000 (2002: S$413,607,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group S$'000	
	2003	2002
Cash flow from operating activities		
Profit before tax and share of results of associated companies	13,069	2,298
Adjustments for:		

Depreciation of property, plant and equipment	23,462	21,550
Depreciation of investment properties	151	1,199
Impairment in value of club memberships	36	5
Impairment in value of trading property	15	50
Impairment in value of completed property	9,368	2,451
Provision for doubtful non-trade debt	765	0
Goodwill written off	0	(13)
Exchange differences	(1,295)	1,307
Profit on disposal of property plant and equipment	(46)	(23)
Property, plant and equipment written off	8	4
(Gain)/loss on disposal of subsidiaries	(23)	2,266
Preference dividend (financing)	1,041	1,496
Interest expense (financing)	9,767	10,199
Interest income (investing)	(203)	(326)
Operating cash flow before working capital changes	56,115	42,463
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries		
Inventories	0	1,330
Debtors	6,511	(19,964)
Creditors	1,724	17,572
Cash generated from operations	64,350	41,401
Income tax paid	(1,544)	(3,212)
Net cash inflow from operating activities	62,806	38,189
<u>Cash flow from investing activities</u>		
Net cash (outflow)/inflow from disposal of subsidiaries	(2,181)	6,071
Increase in investment in a subsidiary	0	(359)
Payments for purchase of an associated company	(18,245)	(10,097)
Proceeds from disposal of property, plant and equipment	187	145
Payments for purchase of property, plant and equipment	(31,546)	(40,869)
Increase in deferred expenditure	0	(80)
Dividend income from associated companies	3,778	51
Interest income	204	323
Purchase of club membership	(116)	(10)
Net cash outflow from investing activities	(47,919)	(44,825)
<u>Cash flow from financing activities</u>		

(Decrease)/Increase in bank loans and other term loans	(21,491)	14,197
Repayment of hire purchase creditors	(20)	(23)
Dividends paid to shareholders of the Company	(3,411)	(2,921)
Dividends paid to holders of RCCPS	(1,229)	(1,487)
Dividends paid to minority shareholders of Subsidiaries	(738)	(1,207)
Repayment of loan from immediate holding company	(6,925)	867
Repayment of loan by related corporations	58,691	0
Net proceeds from issue of ordinary shares	21,116	286
Interest expense	(8,748)	(10,190)
Net cash inflow/(outflow) from financing activities	37,245	(478)
Net increase/(decrease) in cash and cash equivalents held	52,132	(7,114)
Cash and cash equivalents at the beginning of the financial year	21,474	28,588
Cash and cash equivalents at the end of the year	73,606	21,474
Cash and cash equivalents represented by:		
Bank and cash balances	73,222	18,450
Fixed deposits with financial institutions	12,902	13,962
Bank overdrafts	(12,518)	(10,938)
	73,606	21,474

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share Capital	**Reserves**	**Retained Profit**	**Total**
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 January 2003	124,945	11,025	48,373	184,343
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(4,414)	0	(4,414)
Net profit for the financial year	0	0	24,287	24,287
Total recognised (losses)/gains for the financial year	0	(4,414)	24,287	19,873
Transfer from retained profit	0	3,382	(3,382)	0
Dividend for 2002	0	0	(3,411)	(3,411)
Issue of share capital	21,542	(426)	0	21,116

Conversion of RCCPS to ordinary shares	33,160	16,213	0	49,373
Balance at 31 December 2003	179,647	25,780	65,867	271,294
Balance at 1 January 2002	111,485	18,376	47,395	177,256
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(7,357)	0	(7,357)
Net profit for the financial period	0	0	3,899	3,899
Total recognised (losses)/gains for the financial year	0	(7,357)	3,899	(3,458)
Dividend for 2001	0	0	(2,921)	(2,921)
Issue of share capital	13,460	6	0	13,466
Balance at 31 December 2002	124,945	11,025	48,373	184,343
The Company				
Balance at 1 January 2003	124,945	11,712	29,103	165,760
Net profit for the financial year	0	0	5	5
Dividend for 2002	0	0	(3,411)	(3,411)
Issue of share capital	21,542	(426)	0	21,116
Conversion of RCCPS to ordinary shares	33,160	16,213	0	49,373
Balance at 31 December 2003	179,647	27,499	25,697	232,843
Balance at 1 January 2002	111,485	11,706	30,156	153,347
Net profit for the financial period	0	0	1,868	1,868
Dividend for 2001	0	0	(2,921)	(2,921)
Issue of share capital	13,460	6	0	13,466
Balance at 31 December 2002	124,945	11,712	29,103	165,760

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During 2003, the issued and paid-up capital of the Company was increased from S$124,945,462 to S$179,647,532 arising from:-

- the allotment and issue of 100,000,000 ordinary shares of S$0.20 each in cash by way of a private placement (2002: Nil);
- the allotment and issue of 165,800,350 ordinary shares of S$0.20 each as a result of the conversion of RCCPS (2002: Nil); and
- the allotment and issue of 7,710,000 ordinary shares of S$0.20 each as a result of the exercise of option under the Cosco Group Employees' Share Option Scheme (2002: 1,400,000).

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 31 December 2003 was 6,590,000 (31/12/2002: 12,050,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not Applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as mentioned in Item no. 5 below, the Group has adopted the same accounting policies and method of computation in the financial statements for the current reporting period compared with the audited finanical statements for the financial year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS").

Previously, the Company and the Group prepared their statutory accounts in accordance with Singapore Statements of Accounting Standard. The adoption of FRS does not have material impact on the accounting policies and figures presented in the statutory accounts for financial year ended 31 December 2002.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group	
	2003	2002
(i) Based on the weighted average number of ordinary shares on issue	3.24 cents	0.63 cents
(ii) On a fully diluted basis	3.23 cents	0.63 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend by the weighted average number of ordinary shares in issue during the year.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and Redeemable Cumulative Preference Shares (RCCPS) which would dilute the basic earnings per share. RCCPS have been excluded for YTD 2002 computation as the effect was anti-dilutive.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Net asset value per ordinary share	30.20 cents	29.51 cents	25.92 cents	26.53 cents

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Overview

The principal activities of the COSCO Corporation Group are dry bulk shipping and ship repair.

The Group continued to operate under challenging market conditions for the three months ended December 2003. However, due to restructuring efforts undertaken in FY2002 and FY2003 in which the Group divested non-shipping related assets and acquired shipping and ship repair core businesses, group net profit soared 523% to S$24.3 million in FY 2003, its 10th anniversary of listing on the Singapore Exchange.

Turnover

For 2003, group turnover dropped 10% to S$91.9 million. Group turnover in 2003 continued to be affected by restructuring activities. Charter income from dry bulk shipping continued to grow with higher shipping rates, but the cessation of rental income from Shanghai properties that were sold in December 2002, as well as lower revenue from shipping agency due to the expiry of a one-off vessel chartering arrangement contributed to the lower group turnover.

Profitability

The restructuring, which focused on expanding the more profitable shipping related core businesses, resulted in the 30% growth in gross profit to S$35.6 million.

In 2003, the addition of a new bulk carrier expanded the fleet to 14 vessels, and all vessels had their charter agreements renewed during the year. With the Baltic Dry Index (BDI) having risen 174 % in 2003, higher charter rates had contributed to the growth in gross profit for the year.

In December 2003, as part of the restructuring, the Group exercised a put option to sell 100% of Cosland (SR) Development Pte Ltd (the owner of 35 condominium units at Shanghai Road, Singapore) to Cosco Holdings (Singapore) Pte Ltd. Prior to the sale, a provision of S$9.4 million was made for impairment in value of the condominium property (classified under "Other operating expenses"), and this amount was recovered in full (classified under "Other operating income")

from Cosco Holdings (Singapore) Pte Ltd pursuant to the terms of an option agreement.

The decrease in Exceptional item was due to the disposal of two subsidiaries resulting in a gain of S$23,000 as compared to a loss of S$2,266,000 on disposal of four non-core businesses in 2002.

In 2003, distribution costs and administrative expenses were marginally higher due to the expansion of core businesses. Higher charter rates contributed to the 36% growth in operating profit to S$23.8 million.

During the restructuring, the Group expanded into ship repair activities. The Group completed the acquisition of a 50% stake in Cosco (Nantong) Shipyard Co Ltd in February 2002 and a 40% stake in Cosco (Dalian) Shipyard Co Ltd in August 2003. A full year contribution from Cosco (Nantong) Shipyard and maiden contribution from Cosco (Dalian) Shipyard, together with business expansion at the shipyards, resulted in the 273% growth in associate income to S$17.6 million in 2003.

In 2003, disposal of property due to restructuring and lower interest rates on US$ borrowings reduced net finance costs. With higher charter rates and rising profit contribution from shipyards, group profit before tax rose 364% to S$30.1 million. Profit contribution from shipyards constituted about 58% of the expanded group profit before tax.

The profit from shipping was exempt from tax. Cosco (Dalian) Shipyard enjoyed a final year of tax exemption, while Cosco (Nantong) shipyard was taxed at the concessionary rate of 12%. Due to these reasons, the effective tax rate for the Group declined from 22.6% in 2002 to 16.4% in 2003.

With the benefits from the restructuring, group net profit rose 523% to S$24.3 million in 2003. To reward shareholders for the good performance, the Directors have recommended a first and final dividend of 1 cent per share for 2003, an increase of 42.8 % over 2002.

Bonus Issue

The Directors are pleased to propose a bonus issue (the "Bonus Issue") of 179,647,531 new ordinary shares of S$0.20 each in the capital of the Company (the "Bonus Shares"). This will be on the basis of one (1) for every five (5) existing ordinary shares of par value of S$0.20 shares held by the shareholders of the Company (the "Shareholders") on the date to be determined by the Directors (the "Books closure date").

The Company will capitalize approximately S$35,929,506 from its share premium account and retained profits to be applied towards paying up in full for the Bonus Issue. The actual number of Bonus Shares that will be issued by the Company will depend on the total issued share capital of the Company as at the Books Closure Date.

The Bonus Issue enables the Company to express its appreciation and to reward loyal shareholders for their continuing support for the Company and simultaneously to expand the share capital base of the Company to reflect the growth and expansion of the Group's core businesses.

The Bonus Shares, when issued will rank pari passu in all respects with the existing Shares in the capital of the Company except that they will not be entitled to any dividend declared in respect of the financial year ended 31 December 2003.

The Bonus Issue and the listing and quotation of the Bonus Share on the Mainboard of Stock Exchange of Singapore ("SGX-Mainboard") are subject to the approval of the Singapore Exchange Securities Trading Limited ("SGX-ST") and the Shareholders at the forthcoming Extraordinary General Meeting respectively. The Company will make an application to the SGX-ST for permission to deal in and for listing and quotation of the Bonus Shares on the SGX-Mainboard. A Circular on the Bonus Issue will be sent to Shareholders separately.

9. Where a forecast, or a prospect statement, has been previously disclosed to

shareholders, any variance between it and the actual results.

The Group's results for 2003 are in line with the commentary made in paragraph 10 of the Group's Third Quarter Financial Statement released on 28 November 2003.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

The external business environment is expected to remain challenging for the Group in 2004. However, in view of the restructuring undertaken to-date, the Group remains well positioned to benefit from improving prospects in its core dry bulk shipping and ship repair businesses.

The firmer BDI in 2003 has continued to rise steadily in early 2004. If the BDI remains at the current level, the Group will be able to renew all 14 charter agreements in 2004 at higher rates, and this will have a favourable impact on charter income in 2004. Shipping charter income is expected to rise in 2004.

To cater for fleet expansion, the Group entered into shipbuilding contracts in November 2003 to construct two new bulk carriers of 55,500 dwt each for delivery in Q3 2006. In December 2003, the Group signed an MOU with China Ocean Shipping (Group) Company, the ultimate holding company, to lease two 74,000 dwt Panamax bulk carriers on a long term basis when they will be delivered in Q3 2005.

Contributions from Associated companies in ship repair businesses will remain strong in 2004. In addition to a full year contribution from both yards, growth will also be driven by business expansion at the yards. As a continuation of the restructuring, the Group will continue to evaluate suitable shipping related businesses for investment. Subject to favourable conditions, the disposal of non-shipping related assets will continue.

Barring unforeseen circumstances, the Group expects net profit in 2004 to be higher than 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	Ordinary Share Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash
Dividend Amount per Share (in cents)	1 cents per ordinary share (less tax)	5.7 cents per preference share (less tax)
Optional:- Dividend Rate (in %)		
Par value of shares	S$0.20	S$0.01
Tax Rate	22%	22%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	Ordinary Share Final Dividend	Preference Share Dividend
Dividend Type	Cash	Cash

Dividend Amount per Share (in cents)	0.7 cents per ordinary share (less tax)	5.7 cents per preference share (less tax)
Optional:- Dividend Rate (in %)		
Par value of shares	S$0.20	S$0.01
Tax Rate	22%	22%

(c) Date payable

If approved at the forthcoming Annual General Meeting, the Ordinary Share Final dividend will be paid on 11 May 2004.

The dividend of 5.7 cents per Redeemable Convertible Cumulative Preference share par value $0.01 will be paid on 15 November 2004 in accordance with the terms of the preference shares.

(d) Books closure date

The Transfer books and the Registers of Members of the Company will be closed from 29 April 2004 to 30 April 2004, both dates inclusive, for the preparation of dividend warrants.

Registrable Transfers received by the Company up to 5.00 pm on 28 April 2004 will be registered before entitlements to the dividend are determined.

12. If no dividend has been declared/recommended, a statement to that effect.

Not Applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

(a) Business segments

	Shipping	Ship repairing and marine related activities	Rental of property and property trading	Investment holding	Group
	S$'000	S$'000	S$'000	S$'000	S$'000
Year ended 31 December 2003					
Revenue	86,278	2,839	2,825	0	91,942
Segment result	26,523	475	1,176	(4,348)	23,826
Exceptional items					23
Finance income					203
Finance costs					(10,808)
Foreign exchange loss					(176)

Share of results of associated companies					17,578
Amortisation of goodwill of an associated company					(578)
Profit before tax					30,068
Tax					(4,919)
Group profit from ordinary activities					25,149
Minority interests					(862)
Profit after tax and minority interests					24,287
Segment Assets	379,442	6,498	53,526	54,416	493,882
Associated companies					69,810
Deferred tax assets					201
Consolidated total assets					563,893
Segment liabilities	43,750	521	466	16,715	61,452
Bank borrowings					176,619
Other term loans					49,603
Preference shares					440
Current tax					1,519
Deferred tax					252
Hire purchase creditors					77
Consolidated total liabilities					289,962
Capital Expenditure	31,508	3	29	6	31,546
Depreciation of fixed assets	22,453	269	617	123	23,462
Depreciation of investment properties	0	0	151	0	151
Year ended 31 December 2002					
Revenue	88,742	4,905	8,794	0	102,441
Segment result	14,229	618	6,929	(1,991)	19,785
Exceptional items					(2,266)
Finance income					326
Finance costs					(11,695)
Foreign exchange loss					(3,851)
Share of results of associated companies					4,707
Amortisation of goodwill of an associated company					(530)
Profit before tax					6,476
Tax					(1,467)
Group profit from ordinary activities					5,009
Minority interests					(1,110)

Profit after tax and minority interests					3,899
Segment Assets	362,868	8,011	110,574	56,807	538,260
Associated companies					28,229
Deferred tax assets					494
Consolidated total assets					566,983
Segment liabilities	40,630	2,248	2,278	8,754	53,910
Bank borrowings					216,766
Other term loans					57,374
Preference shares					49,813
Current tax					1,019
Deferred tax					1,108
Hire purchase creditors					97
Consolidated total liabilities					380,087
Capital Expenditure	40,305	11	159	394	40,869
Depreciation of fixed assets	20,556	279	606	109	21,550
Depreciation of investment properties	0	0	1,199	0	1,199

(b) Geographical locations

The Group operates principally in Singapore and Malaysia except for the Group's shipping companies which cover the world's shipping routes. As such, it would not be meaningful to allocate revenue, total assets and capital expenditure to specific geographical segments for the Group's shipping activities.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Turnover

In 2003, the turnover mix for shipping rose because of fleet expansion (one bulk carrier was added in December 2002 and another in April 2003) and higher freight rates. In 2002, shipping revenue included the chartering-in of two vessels whose leases expired at the end of that year.

Group restructuring resulted in the disposal of two subsidiaries, which owned properties in Shanghai, in December 2002. Following the disposal, rental income declined in 2003, and this reduced the turnover from properties.

Segmental results

With an expanded fleet and higher freight rates, segment profits from shipping rose in 2003. Following the sale of the Shanghai properties, segment profits from properties were reduced accordingly in 2003.

Return on segment assets

The higher return of shipping assets recorded in 2003 was due to higher charter freight rates achieved during the year. With the sale of the higher yielding properties in Shanghai in

December 2002, the return on properties declined in 2003.

15. A breakdown of sales.

	Group		
	S$'000		%
	2003	2002	Change
(a) Sales reported for first half year	43,854	47,740	(8)
(b) Operating profit after tax before deducting minority interests for first half year	8,526	891	857
(c) Sales reported for second half year	48,088	54,701	(12)
(d) Operating profit after tax before deducting minority interests for second half year	16,623	4,118	304

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary	7,006	3,411
Preference	1,041	1,496
Total:	8,047	4,907

17. Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial year:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	S$'000	S$'000
Between Subsidiaries and:		
Cosco Container Lines		12,424
Cosco Guangzhou		206
Cosco Qingdao		195
Cosco Xiamen		184
Cosco Chartering & Shipbroking (UK) Ltd		7,072
Guangzhou Ocean Crew Co.		1,815
Qingdao Ocean Crew Co.		1,362

Shanghai Ocean Crew Co.		2,269
Xing Yuan Pte Ltd		1,016
		26,543
<u>Between Associated companies of the Group and:</u>		
Cosco Shipyard Group		1,220
Cosco Container Lines		1,355
Cosco Nantong Development Co., Ltd		218
Cosco Nantong Steel Co., Ltd		142
Cosco Bulk Carriers Ltd		843
Cosco Hong Kong		3,385
Cosco Qingdao		701
Northern Marine Co., Ltd		111
		7,975

BY ORDER OF THE BOARD

Mr Ji Hai Sheng
President
11/02/2004